March 29, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Rahul Patel

RE:	Omega Healthcare Investors, Inc.

Registration Statement on Form S-4

Filed February 11, 2019

File No. 333-229594

Ladies and Gentlemen:

On behalf of our client Omega Healthcare Investors, Inc. (“Omega”), we are writing to respond to the comment orally provided by Rahul Patel of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission via telephone to Eliot W. Robinson regarding the application of the pro forma financial information requirements under Article 11 of Regulation S-X to the Registration Statement on Form S-4 (File No. 333-229594) filed by Omega on February 11, 2019 (the “Registration Statement”).

Omega acknowledges that Item 5 to Form S-4 requires financial information required by Article 11 of Regulation S-X. Pro forma financial information is required under Article 11 if a significant business combination has occurred in the latest fiscal year or subsequent interim period, or is probable. A business combination is not significant if none of the conditions under the asset test, the income test and the investment test set forth in Rule 1-02(w) exceed 20%. Rule 11-01(b)(1) of Regulation S-X.

Omega respectfully advises the Staff that the Registration Statement is not required to include pro forma financial information under Article 11 regarding the proposed acquisition of MedEquities Realty Trust, Inc. (“MedEquities”) because (1) the significance of the acquisition under each of the tests set forth in Rule 1-02(w) of Regulation S-X is substantially less than 20%, and (2) the presentation of Article 11 pro forma financial information would not otherwise be material to investors. The table below sets forth the significance of the transaction under the tests set forth in Rule 1-02(w) based on information included in the most recent annual reports on Form 10-K filed by Omega and MedEquities and Omega’s preliminary purchase price estimate:

(Dollars in thousands)
Asset Test at 12/31/2018
MedEquities Total Assets	$632,789
Omega Total Assets at 12/31/2018	$8,590,877
Significance	7.37%

Investment Test
Preliminary Estimated Purchase Price	$625,493
Omega Total Assets at 12/31/2018	$8,590,877
Significance	7.28%

Income Test (Year Ended 12/31/2018)
MedEquities Pre-tax Income	$5,663
Omega Pre-tax Income	$284,207
Significance	1.99%

Mr. Rahul Patel Securities and Exchange Commission March 29, 2019 Page 2

As set forth above, the proposed MedEquities acquisition is well below 20% significance under all three tests. Omega also has not consummated individually insignificant business acquisitions and does not have any other probable insignificant business acquisitions that, together with the acquisition of MedEquities, would result in the aggregate significance of individually insignificant acquisitions exceeding 50%.

Omega also considered whether Article 11 pro forma financial information for the transaction would otherwise be material to investors’ understanding of Omega or a vote on the merger by MedEquities’ stockholders. In addition to the results of the significance tests set forth above, Omega noted that the pro forma basic and diluted earnings per share of the combined company for the year ended December 31, 2018 were $1.41 and $1.40, respectively, compared to Omega’s basic and diluted earnings per share of $1.41 and $1.40, respectively, for the same period. This pro forma per share data is set forth on page 22 of Amendment No. 1 to the Registration Statement, which is being filed concurrently with this correspondence, and further illustrates that the pro forma impact of the acquisition on Omega is not significant for purposes of Article 11. As a result, Omega concluded that Article 11 pro forma financial information for the acquisition was not material to investors’ understanding of Omega or a vote on the merger by MedEquities’ stockholders.

In light of the foregoing, Omega respectfully advises the Staff that the Registration Statement is not required to include Article 11 pro forma financial information.

*      *      *      *

Please contact me (404-572-6785) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Eliot W. Robinson
Eliot W. Robinson

cc:	Robert O. Stephenson

Omega Healthcare Investors, Inc.

Rick Miller

Terrence Childers

Bryan Cave Leighton Paisner LLP

John W. McRoberts

MedEquities Realty Trust, Inc.

David P. Slotkin

Lauren C. Bellerjeau

Andrew P. Campbell

Morrison & Foerster LLP